FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: October 2004

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 328 - 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes

No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2004

   "R. Michael Jones"

R. MICHAEL JONES

President, Director

Platinum Group Metals Ltd.

Suite 800 - 409 Granville Street, Vancouver BC, V6C 1T2

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	TSX-V: PTM; OTCBB: PTMQF SEC Form 20F, File No. 0-30306
No. 04-91	News Release	October 12, 2004

LAKEMOUNT PHASE 3 DRILL PROGRAM CONFIRMS CONTINUITY OF NICKEL COPPER PLATINUM AND PALLADIUM ZONES

Platinum Group Metals Ltd. (PTM-TSXV) reports that Phase 3 drilling at the Lakemount Project near Wawa, Ontario has confirmed the overall continuity of existing 10 to 15 metre mineralized zones and highlighted the potential for additional higher-grade nickel-copper, platinum, and palladium ("PGE") zones with 3 to 5 metre thicknesses. Drill intercepts from Phase 3 include Hole 18 with 0.76% nickel, 0.50% copper, and 0.88 g/t PGEs over 7.0 metres and Hole 20 with 1.0 % nickel, 0.38% copper, 0.59 g/t PGEs over 5.0 metres.

Platinum Group Metals Ltd. President R. Michael Jones said "We are very pleased to see the Lakemount project advance quickly during a time when copper, nickel and platinum prices are doing so well. As we move into resource estimation we will be looking closely at potential engineering approaches to the project that short cut the typical mining project timelines with the idea of taking advantage of strong markets. Lakemount is only about 350 kilometres on pavement from Sudbury, so there are several ways to execute this project. We continue to follow our dual approach of Canadian and South African projects focussed on platinum and palladium with associated nickel and copper".

Hole 20 from Lakemount has short intervals of semi massive nickel sulphide mineralization and alteration that may indicate close proximity to a feeder pipe for the mineralization, including 1 metre grading 2.50% nickel, 0.28% copper, and 1.02 g/t PGEs (see table below). These values confirm earlier calculations of the high nickel, copper, PGE content of the sulphides themselves within the host rocks and highlight the grade potential of zones with high sulphide concentrations. The area of Holes 18-20 will be a priority for upcoming exploration. PTM has drilled 4,700 metres in 23 holes along the 800-metre long zone of sulphides that is open to depth. The Phase 3 drilling did not successfully explain a down-hole UTEM conductor detected following Phase 2 drilling. Determining the source of this feature will be the subject of further modelling work, and future drill testing.

Hole No	Grid	Grid			From	To	Intercept	Pt	Pd	Au	3PGE Pt+Pd+Au	Cu	Ni
	West	North	Azimuth	Dip
	(m)	(m)	(degrees)	(degrees)	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)	(g/t)%		%
LK-04-17	791	213	205	-45	124.00	136.00	12.00	0.146	0.095	0.054	0.295	0.25	0.35
including					128.00	136.00	8.00	0.176	0.106	0.060	0.343	0.30	0.40
including					129.00	131.00	2.00	0.290	0.171	0.099	0.559	0.42	0.66

LK-04-18	628	133	215	-55	137.00	154.00	17.00	0.279	0.172	0.098	0.549	0.31	0.51
including					140.00	153.00	13.00	0.325	0.198	0.112	0.634	0.36	0.57
including					146.00	153.00	7.00	0.470	0.267	0.142	0.879	0.50	0.76

LK-04-19	580	146	165	-45	152.00	163.30	11.30	0.396	0.215	0.482	1.093	0.49	0.54
including					155.00	163.00	8.00	0.516	0.273	0.671	1.459	0.65	0.68

LK-04-20	550	188	165	-45	159.00	172.00	13.00	0.144	0.173	0.038	0.355	0.23	0.58
including					167.00	172.00	5.00	0.218	0.325	0.048	0.590	0.38	1.00

1/2

including					169.00	172.00	3.00	0.258	0.388	0.044	0.690	0.28	1.12
including					170.00	171.00	1.00	0.303	0.698	0.020	1.020	0.28	2.50

LK-04-21	746	206	205	-65	191.00	205.00	14.00	0.161	0.106	0.071	0.338	0.22	0.39
including					195.00	201.15	6.15	0.197	0.132	0.079	0.408	0.23	0.61

LK-04-22	580	146	253	-61	32.00	34.70	2.70	0.134	0.110	0.068	0.312	0.29	0.47

LK-04-23	923	227	205	-75	42.00	43.00	1.00	0.261	0.200	0.124	0.586	0.38	0.71
					201.00	203.00	2.00	0.093	0.062	0.040	0.195	0.16	0.34

Historical drilling of 146 holes up until 1957 provided a broad outline of the mineralization at Lakemount, however the details of the grade/thickness profiles were not available and PGEs were not systematically assayed for and as a result a PGE credit could not be evaluated until the recent PTM drilling was conducted. PTM's drilling has successfully traced some of the better grade PGE zones and added significantly to the project's potential contained metals value.

The next phase of work at Lakemount will be to update the 3-dimensional geological and grade models with all available data and then complete a preliminary resource assessment. Roscoe Postle Associates Inc. of Toronto has been retained to complete a resource estimate.

The Lakemount Property is located 10 kilometres east of Wawa, Ontario along Highway 101 and covers an area approximately 4 by 6 kilometres. The highway and existing logging roads provide easy access to the known mineralized zones. Under an option agreement with Western Prospector Group Ltd., PTM can earn and purchase up to a 62% interest in the Lakemount Property from Western Prospector and the underlying property vendors.

Qualified Person ("QP") and Quality Assurance and Control

Dennis Gorc, P.Geol., Manager of Research and Acquisitions, is acting as the QP for Platinum Group Metals Ltd., for this release. He is registered with the Professional Engineers and Geoscientist of British Columbia and the Association of Professional Geoscientists of Ontario. He also directed this drilling program. Drill core was sawn with half being retained for future study. The samples collected from the second half of the drill core were placed in containers sealed on site and tagged with a secure chain-of-custody security seal before being transported to the ALS Chemex (Thunder Bay) sample preparation facility. ALS Chemex assayed the samples under standard procedures including 4 acid digestion as previously announced. PTM has inserted standards blanks and blind duplicates in the sample stream as part of the Company procedures.

About Platinum Group Metals Ltd. - PTM-TSX.V

PTM was founded in 2000 with a vision of tight markets for platinum and palladium and associated metals by 2005. The Company is based in Vancouver Canada with an office in Johannesburg South Africa. The Company sees additional opportunity in South Africa as a result of the new initiatives of the government to encourage active mineral rights and black economic empowerment through new mining law and charter that will come into full effect in May 2005.

On behalf of the Board of

Platinum Group Metals Ltd.

"R. Michael Jones"

President, Director

For further information contact:
John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450 info@platinumgroupmetals.net	R. Michael Jones, President Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 800 - 409 Granville Street, Vancouver BC, Canada, V6C 1T2 or from the SEC: 1(800) SEC-0330.

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FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.             REPORTING ISSUER

PLATINUM GROUP METALS LTD.

328 - 550 Burrard Street Vancouver BC, V6C 2B5

Telephone: (604) 899-5450     Facsimile: (604) 484-4710

Item 2.            Date of Material Change

                        October 12, 2004

ITEM 3.          PRESS RELEASE

The Issuer issued a press release at Vancouver, BC dated October 12, 2004 to the TSX.V

ITEM 4.             SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd reports that Phase 3 drilling at the Lakemount Project near Wawa, Ontario has confirmed the overall continuity of existing 10 to 15 metre mineralized zones and highlighted the potential for additional higher-grade nickel-copper, platinum, and palladium ("PGE") zones with 3 to 5 metre thicknesses. The next phase of work at Lakemount will be to update the 3-dimensional geological and grade models with all available data and then complete a preliminary resource assessment.

Item 5.             Full Description of Material Change

See News Release dated October 12, 2004.

ITEM 6.             RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)

N/A

ITEM 7.            OMITTED INFORMATION

N/A

ITEM 8.            SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO  Phone: (604) 899-5450

ITEM 9.            STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 14th day of October, 2004.

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Michael Jones, President & CEO

Platinum Group Metals Ltd.

MATERIAL CHANGE REPORT

328 - 550 Burrard Street, Vancouver BC, V6C 2B5

Platinum Group Metals Ltd.

Suite 800 - 409 Granville Street, Vancouver BC, V6C 1T2

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	TSX-V: PTM; OTCBB: PTMQF SEC Form 20F, File No. 0-30306
No. 04-92	News Release	October 27, 2004

 PLATINUM GROUP METALS LTD, ANGLO PLATINUM, AND AFRICA WIDE FORM PLATINUM EXPLORATION JOINT VENTURE IN SOUTH AFRICA'S "WESTERN BUSHVELD" REGION

Platinum Group Metals Ltd. (PTM-TSX.V), announces today the formation of a Joint Venture ("JV") with, Anglo American Platinum Corporation Limited ("Anglo Platinum") (AMS-JSE) and Africa Wide Mineral Prospecting and Exploration (Pty) Limited in compliance with South Africa's recently enacted minerals legislation, that will pursue platinum exploration and development on combined mineral rights covering 67 square kilometres on the platinum-rich Western Bushveld Complex of South Africa.

"This JV is a logical consolidation of mineral rights for potential mining development and creates one of the larger assembled land positions on the Western Bushveld Complex, the source of most of the world's platinum" said R. Michael Jones, President of PTM.

The JV will immediately provide for a 26% Black Economic Empowerment interest in satisfaction of the 10-year target set by the Mining Charter and newly enacted Minerals and Petroleum Resources Development Act. PTM and Anglo Platinum will each own an initial 37% working interest in the JV, while Africa Wide will own an initial 26% working interest. Africa Wide will work with local community groups in order to facilitate their inclusion in the economic benefits of the JV in areas such as training, job creation and procurement.

"North American venture capital companies with experience in mining are an ideal asset to assist Black Economic Empowerment companies in capitalizing on mining opportunities in this time of transition" said Mlibo Mgudlwa, President of Africa Wide.

PTM will be required to operate and fully fund the JV's exploration program in the amount of Rand 35 million (approx. US$ 5.3 M; C$7.0 million) over the next five years. Minimum expenditures in year one in the amount of Rand 5 million are a firm commitment by PTM. Optional expenditures to maintain the JV in years two and three are also Rand 5 million and in years four and five amount to Rand 10 million in each year. After Rand 35 million in expenditures have been funded by PTM, the parties will fund their portion of further expenditures pro-rata based upon their working interest in the JV.

Once the JV completes a bankable feasibility study the respective interest of the parties will be adjusted to reflect their relative contribution of measured, indicated and inferred ounces determined in accordance with the South African SAMREC code. Each party will have the opportunity to contribute capital necessary, if so desired, to maintain their respective initial working interest in the JV. The JV agreement also provides a mechanism whereby Anglo Platinum may elect to become a "non-contributory participant" to the JV and by doing so would be subject to dilution.

The targets for exploration on the JV properties will be the Merensky and UG2 reefs of the Bushveld Complex. The potential to increase the size and confidence level of an estimated 3.72 million ounce inferred resource (9.1 million tonnes grading 5.69 grams per tonne 4 E's platinum, palladium, rhodium, gold on the Merensky Reef and 15.0 million tonnes grading 4.25 g/t 4E, on the UG2 reef, SAMREC Code, Anglo Platinum Annual report 2003- to be confirmed by PTM under Canadian NI 43-101) on the combined JV properties is considered excellent by all members of the JV. The inferred resource calculation already includes estimated 30% to 50% geological losses. The exploration areas on the JV properties are adjacent to the separate BRPM joint venture, which incorporates an existing mine, formerly Anglo Platinum's BRPM platinum mine, and the Styldrift property, contributed to the BRPM JV by the Royal Bafokeng Nation.

The Merensky and UG2 reefs have been intercepted on the JV properties in a number of drill holes outside of areas where resources have been defined to date. These areas require immediate follow-up drilling. Prospecting permits have been issued and drilling can commence immediately. The contributed properties offer areas likely to increase the size and confidence of the resource as they include the untested projected surface trace of the reefs.

PTM will contribute all of its interests in portions of the farms Onderstepoort 98JQ and Elandsfontein 102JQ. Anglo Platinum will contribute its interests in portions of the farms Koedoesfontein 94JQ, Elandsfontein 102JQ and Frischgewaagd 96JQ. A map of the new JV area is available on the PTM website www.platinumgroupmetals.net.

The JV Agreement described above has been approved by each of the parties, but remains subject to final due diligence by the parties and regulatory approval by stock exchange authorities in Canada and South Africa as well as the Competition Commissions of both South Africa and the European Union.

QUALIFIED PERSON

R. Michael Jones, P.Eng is acting as the Qualified Person, "QP" for Platinum Group Metals RSA Pty Ltd., a wholly owned subsidiary of PTM. He is registered with the Professional Engineers of Ontario, Canada. The Information included in this release is subject to due diligence and review for compliance with Canadian NI 43-101 standards.

ABOUT PTM

PTM is based in Vancouver, B.C., Canada and has active exploration programs in Canada and South Africa. PTM holds significant mineral rights in the Northern and Western Bushveld Complex of South Africa. PTM is supportive of the initiatives of the government of South Africa in the Mineral Resources and Petroleum Development Act and Mining Charter.

PTM is the largest mineral rights holders in the area surrounding Canada's only primary platinum and palladium mine near Thunder Bay, Ontario. PTM also has a separate active joint venture with Anglo Platinum at Agnew Lake, near Sudbury, Ontario, Canada.

On behalf of the Board of

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Michael Jones

President, Director

John Foulkes Manager, Corporate Development Platinum Group Metals Ltd. toll free (866) 899-5450 phone (604) 899-5450 info@platinumgroupmetals.net	or/	Media: Erin Airton/Terry Foster James Hoggan and Associates (604) 739-7500

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 328 - 550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.

2/2

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.            REPORTING ISSUER

PLATINUM GROUP METALS LTD.

328 - 550 Burrard Street Vancouver BC, V6C 2B5

Telephone:  (604) 899-5450     Facsimile:  (604) 484-4710

Item 2.            Date of Material Change      October 27, 2004

ITEM 3.            PRESS RELEASE

The Issuer issued a press release at Vancouver, BC dated October 27, 2004 to the TSX.V

ITEM 4.            SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd. (PTM-TSX.V), announces the formation of a Joint Venture ("JV") with, Anglo American Platinum Corporation Limited and Africa Wide Mineral Prospecting and Exploration (Pty) Limited in compliance with South Africa's recently enacted minerals legislation, that will pursue platinum exploration and development on combined mineral rights covering 67 square kilometres on the platinum-rich Western Bushveld Complex of South Africa.

Item 5.             Full Description of Material Change

See News Release dated October 27, 2004.

ITEM 6.             RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)                   N/A

ITEM 7.            OMITTED INFORMATION            N/A

ITEM 8.             SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO            Phone: (604) 899-5450

ITEM 9.             STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 1st day of November, 2004.

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Michael Jones, President & CEO

Platinum Group Metals Ltd.

MATERIAL CHANGE REPORT

328 - 550 Burrard Street, Vancouver BC, V6C 2B5